Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS

Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Chris Lucas

Group Finance Director

Reaping the Rewards of an International Strategy

Goldman Sachs European Financials Conference Lisbon - 14th June 2007

1

BARCLAYS

Accelerated profit growth is the result of …

PBT £m

8,000

7,000

6,000 5,000

4,000 3,000

2,000 1,000

0

2000 2001 2002 2003 2004 2005 2006

Basis of preparation 2000-2003: UK GAAP basis 2004-2006: IFRS basis

2

BARCLAYS

… geographical diversification …

PBT

£7.1bn Non UK

UK

50%

£3.4bn 20%

50% 80%

Basis of preparation 2000 2006 2000: UK GAAP basis 2006: IFRS basis

3

BARCLAYS

… and business diversification …

10%

PBT %

BGI

30% Barclays Capital

Barclaycard IRCB

Barclays Wealth 17% Barclaycard UK Banking

2% 3% 17% 5% 3% 18% 13% 35% 48%

2000 20061 1 Businesses not directly Basis of preparation comparable with those of 2000 – 2000: UK GAAP basis Barclays Wealth included Premier 2006: IFRS basis now in UK Banking

4

BARCLAYS

… delivered through organic and inorganic growth …

Absa Group Synergies Absa Capital

Rm

1,600

Largest-ever Imperial Mobility Finance BV Longest-dated Edgars Consolidated Stores Limited subsidiary of Imperial Holdings Limited 1,400 €300 million

R25b Leveraged Buyout South African Eurobond by

4.75% Guaranteed Notes

LBO due 2013 South African

Lead Arranger & Underwriter (with

Barclays Capital) Joint Bookrunner /

1,200 corporate

Senior Co-lead Manager Ongoing (2007) April 2006 April 2006

1,000

800 600

400 Largest-ever Rand 2

Vodafone Holdings SA (Pty) Limited Steinhoff International Holdings Limited nd largest Rand

ZAR8 billion loan syndication in ZAR1,5 billion denominated

Term Loan Facility 7 year Convertible Bond

200 South Africa

Joint Bookrunner & Sole Bookrunner & convertible Facility Agent Lead Manager bond August 2006 June 2006

0

2005 2006 2007 2008 2009

Communicated targets

Actual synergies/implementation costs

5

BARCLAYS

… and an integrated business structure

John Varley Group Chief Executive

Frits Seegers Robert E Diamond Jr. Chief Executive, President, Barclays PLC Global Retail and Chief Executive, Commercial Banking Investment Banking and Investment Management

International Retail

UK Banking and Commercial Barclays Capital Barclays Wealth Banking

Barclays Page 19 Barclaycard Global Investors

6

BARCLAYS

Global Retail & Commercial Banking: revenue pool over £1 trillion with good growth prospects

Asia Pacific Europe

600 7.3%

600 5.9% 454 449 400 320 400 336 200

Revenue (£bn) 200 Revenue (£bn)

Americas

0 0

2005 2010 4.5% 2005 2010 ME/Africa 600 556 600 445 400 400 Country CAGR (%)

9.1% >10

200 200 5–10

Revenue (£bn) Revenue (£bn) 27 42

0–5

0 0 Insufficient

2005 2010 2005 2010 data available

7

BARCLAYS

Investment Banking & Investment Management: market to grow at 7-10% pa over next 10 years

Estimated global revenues 2006 US$870 bn Estimated Share of Top 5 Players %

Investment 34 66 Banking

340

Asset 24 76 250 Management

280 Wealth 14 86 Management

8

BARCLAYS

IBIM: Europe and Asia will drive future growth

Global investment banking revenues 2006 Expected financial stock growth

CAGR 2007-2010

US$340bn

Europe 10% Europe 34% US 6% Asia and US 42% RoW 11%

Asia and RoW

24% Cross- border 11% flows

9

BARCLAYS

Universal Bank: the best model for success

• Strong risk diversification

• Greater capital efficiency

• Advantaged cost to serve

• Well aligned with growth in the global industry

10

BARCLAYS

ABN AMRO accelerates our strategy

Enhanced product

World class capabilities

Deep local relationships

capabilities drive cross sell

• Retail Banking

• Europe

– UK

• Credit Cards

– Netherlands

• Affluent Banking – Italy

– Spain

• Commercial Banking – Portugal

• Payments and Transactional • US Banking • Brazil

• Africa

• Investment Banking • Asia

– India

• Asset Management

– China – Indonesia

• Wealth Management Expanded client – Pakistan – Hong Kong base to drive – Taiwan – Singapore product revenues Middle East

11

BARCLAYS

Summary

• International strategy builds long term profit growth

• ABN AMRO accelerates our strategy

• Universal Banking is the best model for success

12

BARCLAYS

Chris Lucas

Group Finance Director Barclays PLC

13

BARCLAYS

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the SEC a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to ABN AMRO shareholders.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

14

14